SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1997

or

(   )  TRANSITION REPORT  PURSUANT TO  SECTION 15(d) OF THE  SECURITIES EXCHANGE
ACT OF 1934 for the transition period from ____________ to _____________

Commission File No. 000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                             ACCUSTAFF INCORPORATED
                              EMPLOYEE SAVINGS AND
                          PROFIT SHARING PLAN AND TRUST
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             ACCUSTAFF INCORPORATED
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000



                              REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statement of Net Assets Available for Benefits as of December 31, 1997 and 1996.

     2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1997 and 1996.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized on this 7th day of July 1998.

                             ACCUSTAFF INCORPORATED
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST

                           By: ACCUSTAFF INCORPORATED
                              (Plan Administrator)

                            By: /s/ Robert P. Crouch
                                --------------------
                  Robert P. Crouch, Vice President & Controller

                             ACCUSTAFF INCORPORATED
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST
                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                TABLE OF CONTENTS

Report of Independent Accountant                                               3

Financial Statements:

Statement of Net Assets Available for Benefits                                 4

Statement of Changes in Net Assets Available for Benefits                      5

Notes to Financial Statements                                                  6

Supplemental Schedules:

Item 27a-Schedule of Assets Held for Investment Purposes                      12

Item 27d-Schedule of Reportable Transactions                                  13

Report of Independent Accountants

Administrator of the AccuStaff Incorporated
Employee Savings and Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Jacksonville, Florida
July 7, 1998

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust Statement of Net Assets Available for Benefits
December 31, 1997 and 1996

                                                     1997               1996
Assets:
   Investments at fair value:
         Money market funds                          $81,271            $77,450
         Common stock                                     --                470
         Limited partnerships                          2,200             22,200
         Mutual fund pooled accounts               3,678,638          2,613,908
         Participant notes receivable                  6,609              6,779
                                              --------------     --------------
                  Total investments                3,768,718          2,720,807
   Transfer from merged plan                       6,931,846                 --
   Contribution receivable from employees             38,875             46,775
   Accrued interest                                       --             18,063
                                              --------------     --------------
                  Total assets                    10,739,439          2,785,645
Liabilities:
   Due to AccuStaff Incorporated                          --              4,061
                                              --------------     --------------
Net assets available for benefits                $10,739,439         $2,781,584
                                              ==============     ==============

The accompanying notes are an integral part of these financial statements.

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997 and 1996

                                                    1997               1996
Additions to net assets attributed to:
  Investment income:
       Interest and dividends                       $398,435           $135,819
       Net appreciation (depreciation)
       in fair value of investments                  504,222            (53,451)
                                              --------------     --------------
                                                     902,657             82,368
  Employee rollovers from other plans                     --             21,118
  Employee benefit plans merged                    9,908,831          1,536,195
  Employee contributions                           2,392,716            595,681
  Employer contributions                               6,853                 --
                                              --------------     --------------
            Total additions                       13,211,057          2,235,362
Deductions from net assets attributed to:
  Benefits paid to participants                      774,189            126,111
  Administrative expenses                                 --              8,686
  Employee rollovers to other plans                4,479,013                 --
                                              --------------     --------------
            Total deductions                       5,253,202            134,797
                                              --------------     --------------
            Net increase                           7,957,855          2,100,565
Net assets available for benefits:
  Beginning of year                                2,781,584            681,019
                                              --------------     --------------
  End of year                                    $10,739,439         $2,781,584
                                              ==============     ==============

The accompanying notes are an integral part of these financial statements.

AccuStaff Incorporated (the "Company") Employee Savings and Profit Sharing Plan and Trust Notes to Financial Statements

1.   Description of Plan:

     The following description of the AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering the commercial division employees of AccuStaff Incorporated who are age 21 or older and have completed at least one year of service with a minimum of 1,000 hours. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions - Employer contributions to the Plan are at the discretion of the Company and are a discretionary matching percentage of the participants' contributions. Company contributions are allocated to participants in proportion to their annual contribution. There were no employer contributions for the years ended December 31, 1997 and 1996.

     Participants may elect to defer and contribute to the Plan up to 15% of their annual compensation, within the limitations prescribed by law, and under the provisions of the Plan. Individual participants' contributions are limited to an annual IRS maximum amount ($9,500 for the plan year ended December 31, 1997).

     Self  Directed   Contributions   -  Under  the   provisions  of  the  Plan,
     participants may direct their contributions to be invested in various pooled accounts of the Strong Mutual Fund Company. Contributions may be invested in one account or allocated among different accounts. Changes in allocation of contributions among accounts are permitted pursuant to contract provisions.

     Accounts available to participants and the related investment objective are summarized as follows:

     o Strong Money Market Fund - This Fund seeks current income, a stable share price, and daily liquidity. The Fund primarily invests in corporate, bank, and government instruments that present minimal credit risk.

     o Strong Asset Allocation Fund - This Fund seeks high total return consistent with reasonable risk over the long term. The Fund pursues this objective by allocating its assets among stocks, bonds and cash.

     o Strong Common Stock Fund - This Fund seeks capital growth. The Fund invests at least 80% of its net assets in equity securities. It currently emphasizes small companies that the advisor believes are under-researched and attractively valued.

     o Strong Government Securities Fund - This Fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The Fund normally invests at least 80% of its net assets in U.S. government securities.

     o Strong Index 500 Fund - This Fund seeks to approximate as closely as practicable (before fees and expenses) the capitalization-weighted total rate of return of that portion of the U.S. market for publicly traded common stocks composed of the larger capitalization companies.

     o    Strong  Growth  Fund - This Fund  seeks  capital  growth.  It  invests
          primarily  in  equity   securities  that  the  advisor  believes  have
          above-average growth prospects.

     o Strong International Stock Fund - This Fund seeks capital growth. It invests primarily in the equity securities of issuers located outside the United States.

     o Strong Schafer Value Fund - This Fund's primary investment objective is long-term capital appreciation. The Fund invests principally in common stocks and other equity securities. Current income is a secondary objective in the selection of investments.

     o Strong AccuStaff Company Stock Fund - This Fund was created specifically for AccuStaff employees. The fund purchases 95% of its value into the AccuStaff Company stock. Five percent is held in the Strong Money Market Fund. The combined value is unitized into which the employee invests, which are then converted to units. The employee invests in the units.

     Earnings Allocation - Plan earnings are allocated to participants' accounts on a daily basis based upon their individual account balances as of the beginning of the Plan's Fiscal Year, less any withdrawals made during the year.

     Forfeiture Allocation - Forfeitures of terminated participants' accounts related to the provisions of the Plan would result in a reduction of the Company's contributions in the year of such forfeiture.

     Vesting - Employee contributions plus actual earnings thereon are fully vested at all times. Employer contributions made on behalf of each participant are partially vested from service years two through four and become fully vested after the participant completes five service years. Pursuant to an amendment to the Plan effective January 1, 1998, vesting will occur equally over four years of service.

     In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

     Payment of Benefits - Upon retirement, death or disability, a participant or participant's beneficiary will receive a lump sum amount or installments over a period of time not more than the participant's/beneficiary's life expectancy determined at the time of distribution.

     Participants' Notes Receivable - Participants may receive loans from the Plan within limits established by rules under the Internal Revenue Code. All loans must be secured. A participant may use up to one-half of his or her non-forfeitable account balance under the Plan to secure a loan. Loans require periodic payments with principal amortized over a period not to exceed five years, except for loans to acquire a principal residence, which require periodic payments over a reasonable period determined at the date the loan is made. All loans are considered a directed investment from a participant's account under the Plan. All payments of principal and interest by a participant on a loan are credited to his or her account.

2.   Summary of Significant Accounting Policies:

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Administrative Expenses - All expenses of administration may be paid out of the Plan's funds or by the Company.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based upon quoted market prices, if available. Investments for which quoted market prices are not available, principally limited partnerships, are carried at their estimated fair value as determined by the limited partnership or Trustee. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Gains or losses on the sale of investments are based on the cost or adjusted value of each specific investment.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Benefits - Benefits are recorded when paid.

3.   Investments

     Investments which exceeded 5% of the Plan's net assets at December 31, 1997 and 1996 are summarized as follows:

                                            December 31,       December 31,
                                               1997               1996
                                         -----------------    ---------------
Mutual Fund company accounts:
  Strong Mutual Fund:
         Money Market Fund                    984,184            907,148
         International Stock Fund             154,866            174,112
         Government Securities Fund           350,135            230,414
         Schafer Value Fund                   427,555            256,393
         Growth Fund                          715,313            397,612
         Common Stock Fund                    712,064            455,092

     The following is a summary of self-directed investments for the year ended December 31, 1997:

                                                                    Net Assets
                         ---------------------------------------------------------------------------------------------
                                                              Additions                                    Deductions
                         -------------------------------------------------------------------------------- ------------
                                      Benefits
                          Beginning   Rolled in                                          Net
                          Balance       From                                          Investment                          Ending
                          of Self-      Merged/                Transfer   Participant Income and            Benefits    Balance of
                          Directed   Transferred               to Other    Contribu-    Gains/              Paid to    Self-Directed
                         Investments    Plans     Transfers     Plans        tions      Losses     Total  Participants  Investments
                         ----------- ----------- ----------- -----------  ----------- ----------  ------- ------------ -------------
The Strong Mutual Funds:
  Money Market Fund      $  907,148  $2,935,819 ($1,713,650) $(1,192,272)   $331,238   $108,136 $1,376,419 ($392,235)    $984,184
  Asset Allocation Fund      82,800          --      67,942     (114,930)     86,115     28,059    149,986   (11,621)     138,365
  International Stock Fund  174,112          --     102,837     (201,840)    142,589    (35,093)   182,605   (27,739)     154,866
  Government Securities
    Fund                    230,414          --     140,352     (254,005)    243,943     36,226    396,930   (46,795)     350,135
  Schafer Value Fund        256,393          --     289,249     (562,879)    322,772    171,742    477,277   (49,722)     427,555
  Growth Fund               397,612          --     642,005   (1,151,848)    630,038    310,475    828,282  (112,969)     715,313
  Common Stock Fund         455,092          --     406,126     (829,392)    510,401    258,928    801,155   (89,091)     712,064
  AccuStaff Company
    Stock Fund              110,337          --      54,327     (133,168)    140,221     48,023    219,740   (25,029)     194,711
  Index 500 Fund                 --          --       1,292           --         153         --      1,445        --        1,445
Participants' notes
  receivable                  6,779      41,166       9,520      (38,679)         --      2,752     21,538   (14,929)       6,609
                         ----------  ----------  ----------  -----------  ----------   -------- ---------- ---------   ----------
                         $2,620,687  $2,976,985  $       --  $(4,479,013) $2,407,470   $929,248 $4,455,377 $(770,130)  $3,685,247
                         ==========  ==========  ==========  ============ ==========   ======== ========== =========   ==========

4.   Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5.   Tax Status:

     In March 1998, the Plan filed a letter with the Internal Revenue Service to apply for tax determination on the Plan. The Plan has not yet received the updated determination letter. The Plan has been amended since receiving its most recent determination letter dated May 23, 1995. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   Financial Instruments:

     Certain   financial   instruments   potentially   subject   the   Plan   to
     concentrations of credit risk. These financial instruments consist of money market funds and pooled accounts with a mutual fund company.

     The Plan limits its credit risk by maintaining its money market funds, common stocks and pooled and general accounts with what it believes to be high quality financial institutions.

7.   Related Party Transactions:

     Certain Plan expenses for accounting, legal and administrative services are paid for by the Company. These expenses were approximately $65,400 and $65,000 in 1997 and 1996, respectively.

     Effective with the establishment of the Plan with the new administrator, employees can elect to allocate their contributions to the purchase of AccuStaff Company stock units, via the Strong AccuStaff Company Fund.

8.   Merger of Subsidiary Plan:

     During 1997, the defined contribution plans of five subsidiaries were merged into the Plan. The five plans were subsidiaries of AccuStaff during 1997. The following table details the subsidiary, actual date and amounts of assets transferred into the AccuStaff plan, inclusive of participant loans.

             Subsidiary                         Date              Amount
---------------------------------------   -----------------    -----------
H. R. Management Services, Inc.           January 23, 1997     $    55,714
Openware Technologies, Inc.               June 3, 1997             355,893
Computer Professionals, Inc.              March 13, 1997         1,148,381
Advance Possis Technical Services, Inc.   February 26, 1997      1,239,762
Special Counsel, Inc.                     March 4, 1997            177,235
                                                               -----------
     Total                                                     $ 2,976,985
                                                               ===========

     In addition, the plan of one other subsidiary with assets totaling $6,931,846 was merged into the Plan effective December 31, 1997. The assets for this plan are reflected in the statement of net assets for benefits as transfer from merged plan and added to employee benefit plans merged in the statement of changes in net assets available for benefits.

9.   Subsequent Event:

     During 1998, one subsidiary 401(k) plan is scheduled to convert into the Plan before December 31, 1998.

                             Supplemental Schedules


AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust
Item 27a-Schedule of Assets Held for Investment Purposes
As of December 31, 1997

                                                                       Net
                                                                   Appreciation
                                                                  (Depreciation)
                                  Shares     Cost     Fair Value  in Fair Value
                                  ------ -----------  ----------  --------------
Money Market funds:
   Trust Funds Liquid Asset
     Trust                                   $81,271     $81,271    $      --
                                         -----------  ----------    ---------
Limited partnerships:
   Balcor Equity Pension
     Investors-III Tax Exempt      100        17,450       1,300      (16,150)
   Balcor Pension Investors-VII    100        14,187         900      (13,287)
                                         -----------  ----------    ---------
                                              31,637       2,200      (29,437)
                                         -----------  ----------    ---------
Mutual Fund Pooled Accounts:
   Strong Mutual Fund:
       Money Market Fund                     984,184     984,184           --
       Asset Allocation Fund                 141,838     138,365       (3,473)
       International Stock Fund              195,761     154,866      (40,895)
       Government Securities
          Fund                               339,465     350,135       10,670
       Schafer Value Fund                    358,902     427,555       68,653
       Growth Fund                           742,903     715,313      (27,590)
       Common Stock Fund                     728,250     712,064      (16,186)
       AccuStaff Company Stock
          Fund                               207,285     194,711      (12,574)
       Index 500 Fund                          1,445       1,445           --
                                         -----------  ----------    ---------

                                           3,700,033   3,678,638      (21,395)
                                         -----------  ----------    ---------
Participants' notes receivable                 6,609       6,609           --
                                         -----------  ----------    ---------
       Total investments                 $ 3,819,550  $3,768,718     ($50,832)
                                         ===========  ==========    =========

AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust
Item 27d-Schedule of Reportable Transactions
For the Year Ended December 31, 1997

The following summary of reportable transactions presents each transaction or series of transactions involving an amount in excess of five percent (5%) of the fair value of Plan assets at the beginning of the 1997 Plan year.

                                        Number               Number    Realized
                                       of Trans-            of Trans-   Gains/
                            Purchases   actions    Sales     actions    Losses
                            ---------- --------- ---------- ---------  --------
Strong Mutual Funds:
  Money Market Fund, Inc.   $2,932,437     6     $        -     -      $      -
  Money Market Fund, Inc.           --     -      1,197,062     1             -
  Strong Asset Allocation           --     -        114,930     1         9,356
  International Stock Fund,
    Inc.                            --     -        201,840     1       (11,166)
  Government Securities
  Fund, Inc.                        --     -        253,497     1         4,858
  Schafer Value Fund                --     -        562,878     1        90,011
  Growth Fund                       --     -      1,151,276     1       200,331
  Common Stock Fund, Inc.           --     -        832,604     1       132,324
  AccuStaff Stock Fund
    Qualified Plan                  --     -        133,168     1        40,161